Exhibit 1.3
Management’s Discussion and Analysis
For the Year Ended December 31, 2008
(All monetary figures are expressed in United States dollars, unless otherwise specified)
This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the Company’s audited consolidated financial statements and the related notes as at and for the year ended December 31, 2008. This MD&A should be read in conjunction with those audited consolidated financial statements.
The Company prepares its consolidated financial statements in United States (“U.S.”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All monetary figures in this MD&A are expressed in U.S. dollars unless otherwise specified.
This MD&A was prepared on March 31, 2009 and the Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.
Special Note Regarding Forward Looking Statements
Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.
Cautionary Note to U.S. Investors
The terms “proven mineral reserve” and “probable mineral reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC’s Industry Guide 7. The terms, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Overview
Crystallex is a Canadian based mining company engaged in the development of gold properties in Venezuela. Its common shares (symbol: KRY) are traded on both the Toronto Stock Exchange and the NYSE Amex.
Las Cristinas
•	The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. The Company’s interests in the Las Cristinas concessions are derived from a Mine Operating Contract (the “MOC”) with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.

•	The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Permit for the Las Cristinas project.

•	On March 2, 2009, the CVG confirmed that the Company was in compliance with the MOC. This corroborates the Company’s position that is not in default of the MOC and there is no change in control under the terms of the MOC.

•	The Company plans to remain compliant with the MOC in order to protect the option of proceeding to arbitration, if necessary.
Liquidity and Capital Resources
▪	Cash and cash equivalents at December 31, 2008 were $34.5 million.

▪	The Company forecasts that it will have sufficient cash to fund its operations through the end of 2009 (see “Liquidity and Capital Resources” section).
Financial Results
▪	Losses from continuing operations were $21.8 million ($0.07 per share) and $22.2 million ($0.09 per share) for 2008 and 2007, respectively.

▪	Losses from discontinued operations at El Callao were $3.9 million and $8.2 million for 2008 and 2007 respectively.

▪	Losses from operations were $25.7million ($0.09 per share) and $30.5 million ($0.12 per share) for 2008 and 2007, respectively.
Legal Matters
▪	The Company is currently in the early stages of preparing for its defence against an action taken by holders of its $100 million notes due December 2011. The Company has strong defences to this action which it vigorously opposes and believes to be without merit.

▪	The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States. This action is in its preliminary stage, however, Crystallex believes that the complaint is without merit and will vigorously defend itself against this action.

Las Cristinas Permit
On September 17, 2002, Crystallex entered into a non-assignable Mine Operating Contract with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale.
In May 2007, the CVG was formally notified by the Ministry of Environment and Natural Resources, (“MinAmb”) that all requirements had been fulfilled for the issuance of the Authorization to Affect Natural Resources (the “Permit”) which is required to commence construction of the mine; however, the Permit was not issued. In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas project. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.
On June 16, 2008 the Company filed an appeal (the “Appeal”) with the Minister of MinAmb. The Company has not received a response to this Appeal. The Minister of MinAmb is obligated to issue a decision on this Appeal; however, if no decision is issued within 90 business days of submitting the Appeal (by October 30, 2008), Venezuelan law allows the Company to elect to deem the Appeal as being denied in order to avail itself of additional legal avenues in Venezuela. Although the deadline for the Minister’s response has passed, the Company has yet not invoked this right.
In August, 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice Minister of MinAmb issued an official letter which indicated that the modifications complied with government guidelines on environmental and social matters and were technically viable. The letter further noted that the foregoing should be considered by the Minister of MinAmb in rendering her decision on the Permit.
The Company has received express and implicit confirmation of its rights and the acceptability of its performance from Venezuelan officials with whom it interacts. These confirmations have at times been contradicted by public statements made by government officials suggesting that the Company will either not obtain the Permit or will lose control of Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC. On March 2, 2009, the CVG confirmed in writing that the Company was in compliance with the MOC, which corroborates the Company’s status of being in continued control of the project.
The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including preserving its rights to pursue legal avenues both inside and outside of Venezuela. In November 2008, the Company delivered a letter to the Government of the Republic of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Treaty”). It is Crystallex’s desire to settle the dispute amicably within the six month negotiation period established by the Treaty. If the dispute has not been settled amicably within six months, Crystallex has the option of submitting the dispute to international arbitration under the terms of the Treaty.
The Company has been advised that the MOC remains in full force and effect. Additionally, the Company has been advised that by remaining in full compliance with the MOC while it continues to resolve the permitting matter during the six month period initiated by the delivery of the dispute letter to the Venezuelan government, the Company will preserve options for a settlement of the dispute. Accordingly, the Company has determined that it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures which is supported by ongoing permitting discussions with government officials and protects the option of international arbitration in the alternative. The Company continuously assesses developments in the permitting process and will carefully review its options in the absence of a positive outcome at the end of the six month waiting period for the international arbitration option.
El Callao Discontinued Operations
On October 1, 2008, the Revemin mill and related assets located in El Callao, Venezuela reverted by contract to the State of Venezuela as a result of the expiry of the operating agreement relating to the mill. At the same time, the Company ceased all mining operations at the Tomi and La Victoria mines which supplied ore to this mill. Subsequent to October 1, 2008, all mill operating employees at Revemin and some of the mining employees accepted offers of employment with Minerven, a Venezuelan State owned company.. The Company paid Minerven compensation for all severance costs relating to those employees whose employment was assumed by Minerven and has terminated most of the remaining mining employees. The Company is currently negotiating with the State of Venezuela the transfer of all of the Tomi and La Victoria mining concessions which did not form part of the mill contract. Until final negotiations are settled and definitive resolutions reached, the liability for the asset retirement obligations for certain previous mining and processing activities at El Callao will remain with the Company. In the event that the Company is not successful in negotiating such transfers, the Company estimates that $2.3 million may be incurred to remediate the areas affected by mining activities at El Callao.The Company maintains a small workforce to oversee reclamation activities and to assist in negotiating the transfer of such properties to Minerven.
Noteholders’ Action
In December 2008, the Company was served with a Notice of Application (the “Application”) by the trustee for the holders (the “Noteholders”) of the $100 million senior unsecured notes. The trustee, on behalf of certain Noteholders, is, among other things, seeking a declaration from the Court that there has been a project change of control (a “Project Change of Control”) event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to accelerate payment and purchase all of the notes of each Noteholder, who has so requested, at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as “the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.”
In the alternative, the trustee is seeking permission from the Court to commence a derivative action in the name of and on behalf of Crystallex. The proposed derivative action is one which would require the Company to bring an action against its entire Board of Directors. The essence of the proposed derivative action is that the Board of Directors pursued the Las Cristinas project for longer than it ought to have pursued it and that the directors have allegedly mismanaged certain aspects of Crystallex’s operations in Venezuela.
In relation to the Application, the trustee for the Noteholders brought a motion seeking certain interim relief. The current schedule calls for the interim Application to be argued April 8-9, 2009, with the balance of the Application to be argued in early May, 2009.
The Company has strong defences to this action and is vigorously opposing both the Application and the Interim Motion. In particular, the Company believes that the Noteholders’ allegation that there has been a Project Change of Control has no merit. At this stage in the process and as the parties are still exchanging materials, the Company cannot provide an assignment of what, if any, losses, it may suffer as a result of this proceeding.
Proposed Class Action
The Company and certain officers and/or directors have been named as defendants in a putative securities fraud class action commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit are described as investors who acquired the Company’s common stock during the period of July 28, 2005 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleges that the defendants made several statements during the Proposed Class Period about Las Cristinas, and that the issuance of the Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserts that the defendants “did not have, during the Class Period, a reasonable expectation that the Company would receive the required permit,” and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants and violations of Section 20(a) of the Exchange Act by the individual defendants.
On February 6, 2009, certain purported purchasers of Crystallex common stock and their respective counsel have filed motions for Appointment of Lead Plaintiff and Lead Counsel pursuant to Section 21D of the Exchange Act (the “Lead Plaintiff Motions”). Pursuant to Stipulation and Order, dated February 12, 2009, defendants’ time to respond to the complaint is adjourned until a time to be agreed upon after the resolution of the Lead Plaintiff Motions.
Crystallex believes that the complaint is without merit and intends to defend vigorously against the action. However, because the action is in preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.
Financing
On February 11, 2008, the Company completed a public offering of 32.89 million units at CDN$2.10 per unit for gross proceeds of CDN$69.1 million including 4.29 million units issuable upon the exercise of the over-allotment option by the syndicate of underwriters. The net proceeds received by the Company, after deducting cash issuance costs of $4.6 million, was $64.1 million.
The fundamentals for gold are expected to remain positive in the current year and despite the financial market uncertainty and volatility, a number of gold companies have successfully completed equity financings in the first quarter of 2009, although dilution has been significant for some smaller companies.
Selected Annual Information

	2008	2007	2006
Financial results ($000, except per share)
Loss from continuing operations	(21,807)	(22,230)	(34,096)
Loss from discontinued operations	(3,913)	(8,221)	(1,588)
Net loss	(25,720))	(30,451)	(35,684)
Loss per share from continuing operations — Basic and diluted	(0.07)	(0.09)	(0.15)
Loss per share— Basic and diluted	(0.09)	(0.12)	(0.15)
Weighted average shares – Basic and diluted (millions)	291.0	256.7	230.2
Cash flow used in operating activities	(22,775)	(29,393)	(29,355)
Investing activities
Expenditures on Las Cristinas	(28,097)	(26,893)	(49,788)
Sale of equipment	6,039	—	—
Financing activities	64,326	51,320	85,001
Cash and cash equivalents	34,520	16,065	28,573
Total assets	382,464	339,240	324,695
Outstanding debt	86,746	83,291	87,697
Shareholders’ equity	267,796	228,407	199,481
•	Loss from continuing operations was slightly lower in 2008 than 2007 due to a 39% reduction of general and administrative expenses of $8.4 million, a gain on sale of equipment of $1.8 million offset by a reduction in foreign exchange gain of $9 million mostly relating to the foreign exchange translation of future income tax liability.
•	Loss from continuing operations was lower in 2007 than 2006 due to an increase in foreign exchange gain of $10.4 million mostly relating to the foreign exchange translation of future income tax liability.
•	Loss from discontinued operations relate to the gold mining operations at El Callao. As at September 30, 2008, the Company ceased mining operations at El Callao due to the handover of the Revemin mill to the State of Venezuela on October 1, 2008.
•	Cash flow used in operating activities from continuing operations declined in 2008 due mostly to the reduction in general and administrative expenses.
•	Expenditures on Las Cristinas increased by $1.2 million in 2008 compared to 2007 as the Company increased construction activities to meet its social commitments under the MOC.

•	Expenditures on Las Cristinas decreased by $22.9 million in 2007 compared to 2006 as a result of the reduction of expenditures relating to engineering and equipment procurement which had peaked in 2005.
•	The Company completed a public offering in 2008 for $64.1 million and in 2007 also completed a public offering for net proceeds of $50.7 million.
•	In 2006 the Company completed a public offering for $26.9 million, a private placement for $30.3 million, and received $4.3 million under an equity drawdown facility, in addition to $6.0 million that was received upon the exercise of warrants. Debt repayments were $5.2 million on debt that was subsequently paid off during early 2007.
•	Cash and cash equivalents were $34.5 million at December 31, 2008 compared to $16.1 million at December 31, 2007.
Summary of Quarterly Results (Unaudited)

$,000 except per share	2008
	Q4	Q3	Q2	Q1
(Loss) income from continuing operations	3,457	(1,613)	(10,210)	(13,441)
(Loss) income from discontinued operations	(407)	(5,960)	215	2,239
Net (loss) income	3,050	(7,573)	(9,995)	(11,202)

Unrealized (loss) gain on translation of future income taxes included in loss from continuing operations	4,212	6,504	(3,769)	(6,139)
Loss per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.03)	(0.05)

Loss per share – Basic and diluted	(0.01)	(0.03)	(0.03)	(0.04)

$,000 except per share	2007
	Q4	Q3	Q2	Q1
(Loss) income from continuing operations	$(9,169)	$(4,957)	$(8,997)	$893
(Loss) income from discontinued operations	$382	(1,765)	(3,126)	(3,712)
Net loss	$(8,787)	$(6,722)	$(12,123)	$(2,819)

Unrealized (loss) gain on translation of future income taxes included in loss from continuing operations	956	2,534	1,580	9,252
(Loss) income per share from continuing operations – Basic and diluted	$(0.03)	$(0.02)	$(0.03)	$0.00

Loss per share – Basic and diluted	$(0.03)	$(0.03)	$(0.05)	$(0.01)
•	The results of operations in the four quarters of 2008 indicate a significant decline in losses from the first quarter to the fourth quarter. These results, however, include unrealized losses on translation of future income tax liability in the first two quarters followed by unrealized gains for the last two quarters. These unrealized gains/losses reflect declining BsF/USD rates (BsF – Venezuelan Bolivares Fuertes), at the end of the first and second quarter followed by increasing BsF/USD in the third and fourth quarters. After giving effect to these unrealized gains/losses, the losses from continuing operations show a general decline as the Company undertook significant cost reductions due to the lack of progress on the Permit. The income for the fourth quarter of 2008 also include $6.7 million of foreign exchange gains related mostly to the settlement of BsF denominated expenditures at Las Cristinas using U.S. dollars that have been converted at a more favourable rate than the rate used for recording the expenditures.

•	The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur expenditures for maintaining an office at El Callao to conclude reclamation of the mines and to negotiate a transfer of the mining concessions to the State of Venezuela. The loss in the fourth quarter of 2008 reflects a $0.5 million provision taken against VAT receivables.
Results of Operations
Continuing operations
The Company recorded losses from continuing operations for 2008 and 2007 of $21.8 million, (($0.07) per share) and $22.2 million (($0.09) per share), respectively. The reduction in loss of $0.4 million in 2008 is mainly due to a reduction in corporate general and administrative expenses of $8.4 million, an increase in interest expense of ($0.2) million, a decrease in foreign exchange gain of ($9.0) million, a gain on sale of equipment of $1.8 million and reduction in interest income of ($0.5) million.
General and administrative expenses
General and administrative expenses decreased 39% from $21.7 million in 2007 to $13.3 million in 2008. This decline reflects continued reductions of expenditures as a result of reduced permitting related activities such, as legal and advisory costs, salaries and travel expenses. Higher expenditures in 2007 reflect increased legal and advisory costs as the Company came close to obtaining the Permit and then experienced delays from MinAmb which resulted in additional legal expenses. Additional reductions in 2008 were achieved as a result of reductions in salaries due to significant staff terminations and reductions in other staff complements, closing of the Houston office, less travel, the effects of cost control measures, and lower stock-based compensation charges. Stock-based compensation was higher in 2007 principally as a result of granting options to three new members of senior management. In addition, the Company has not had the ability to issue options under its existing share option plan since the date of the Annual General Meeting held on June 25, 2008.
Interest on debt
Interest on debt was $12.8 million and $12.6 million for 2008 and 2007, respectively. These amounts include cash interest payments of $9.4 million on the $100 million notes which bear interest at 9.375% per annum, payable semi-annually in January and July, amortization of deferred financing fees related to this debt and amounts for interest accretion as the notes contain debt and equity components.

Foreign exchange gain
The Company recorded foreign currency gain of $2.1 million in 2008 compared to a foreign currency gain of $11.1 million in 2007 for a net unfavourable change in 2008 of $9.0 million.
Foreign exchange gain includes an unrealized foreign currency translation gain of $0.8 million in 2008 compared to an unrealized gain of $14.3 million in 2007 as a result of translation of future income tax liabilities in the Venezuelan Branch. The components of the Company’s future income tax balance include a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch. These foreign currency translation gains result from the translation into U.S. dollars at the end of the each reporting period of the Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period results in an unrealized foreign currency translation loss and vice versa.
In addition, the foreign exchange results include an unrealized gain of $0.1 million in 2008 compared to unrealized losses of $2.3 million in 2007 which were derived from the translation into U.S. dollars at the end of each respective period of certain Venezuelan BsF and Canadian dollar denominated assets and liabilities. The 2008 foreign currency gain includes a realized gain of $1.2 million relating to Las Cristinas as a result of overall declines in the parallel rate of BsF from the time of recording transactions to the time of settlement; the 2007 foreign currency loss includes $1.9 million unrealized loss relating mostly to long term value-added taxes at Las Cristinas that have been converted at the parallel rate of 5.5 BsF/$ at December 31, 2007 compared to the official rate of 2.15 BsF/$ in the previous period.
Gain on sale of equipment
The gain of $1.8 million in 2008 resulted mainly from the sale of equipment in early April 2008 (prior to the Company becoming aware of the denial of the Permit by the Director General of MinAmb) for $6.0 million cash to two unrelated purchasers.
Interest and other income
Interest income declined from $1.1 million in 2007 to $0.6 million in 2008 as a result of significantly reduced interest rates obtained on short term treasury bills.
Discontinued operations – El Callao
At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin mill to the State of Venezuela on October 1, 2008.
The Company has maintained an estimated liability for asset retirement obligations of $2.3 million relating to all areas affected by past mining.

The cash flows and results of operations for the El Callao operations have been separately presented for 2008 and 2007.
Cash flows used in these discontinued operations were $(1.0) million and $(4.9) million for 2008 and 2007, respectively. Cash flows used in discontinued operations were $(1.5) million for the fourth quarter of 2008 as a result of severance payments for employees and other administrative costs.
Cash and Cash Equivalents
On December 31, 2008, the Company had cash and cash equivalents of $34.5 million compared to $16.1 million on December 31, 2007.
The change in the cash and cash equivalents balance during the year ended December 31, 2008 is reconciled as follows ($ millions):

Cash and cash equivalents, December 31, 2007	$16.1

Cash used in operating activities	(22.8)
Capital expenditures – Las Cristinas	(28.1)
Cash used in discontinued operations	(1.0)

Total outflow of cash and cash equivalents	(51.9)

Proceeds from sale of equipment	6.0
Cash from issuance of common shares	64.3

Total inflow of cash and cash equivalents	70.3

Cash and cash equivalents, December 31, 2008	$34.5

Cash Flow used in Operating Activities
Cash flows used in operating activities from continuing operations reduced by 22% in 2008; from ($22.8) million in 2008 compared to ($29.4) million in 2007.
The cash outflow of ($22.8) million incurred in 2008 was largely attributable to ($12.6) million of corporate general and administrative expenses, cash interest payments of ($9.4) million, realized foreign exchange gain of $1.2 million, interest income of $0.6 million and working capital requirements of ($2.6) million.
The 2007 cash outflow incurred in 2007 from operations of ($29.4) million for 2007 was largely attributable to general and administrative expenses of ($18.5) million, cash payments for interest of ($9.4) million, realized foreign exchange loss of ($1.0) million, interest income of $1.1 million and working capital requirements of ($2.0) million.

Investing Activities
Cash used for capital expenditures for the Las Cristinas project was $28.1 million in 2008 compared to $26.9 million in 2007 Capital spending at Las Cristinas has declined since peaking at $92.8 million in 2005. In 2006, expenditures declined to $49.8 million as the majority of the engineering studies and equipment procurement were substantially completed. Spending in 2008 and 2007 were reduced significantly due to the delay in the issuance of the Permit. The majority of the expenditures in 2008 represent ongoing costs for administering, securing and maintaining the Las Cristinas camp, and for storage costs for long lead time equipment stored outside of Venezuela. The increased expenditure in 2008 was due to increased construction activities related to restarting work on the medical facility and sewage treatment plant as part of the Company’s obligations under the MOC. Excluding the cost of medical equipment for the clinic, which has not been ordered at this time, the estimated cost to complete both projects is approximately $1.5 million which is an obligation under the terms of the MOC.
The Company has determined that it is in the best interest of all stakeholders to continue to incur the expenditures necessary to remain compliant with the MOC until at least the end of May 2009 which is the date of expiry of the six month amicable settlement period. This period commenced with the filing of the November 28, 2008 letter notifying the Government of Venezuela of the existence of a dispute under the Treaty between the Government of Canada and the Government of Venezuela. The Company has been advised that non-compliance with the terms of the MOC may limit the Company’s options for a settlement of the dispute. In addition, the Company intends to remain fully compliant with the MOC as it continues to pursue a resolution for permitting Las Cristinas.
The Company has mining and milling equipment, with an original cost of approximately $61 million, in storage in various countries. The majority of this equipment is located in the United States. The equipment is regularly inspected and maintained while in storage. In April 2008, the Company sold some equipment but does not currently have plans for additional equipment sales, nor does the Company have any outstanding purchase orders for additional equipment. All of the equipment worldwide is insured under a marine insurance policy.
Financing Activities
On February 11, 2008, the Company completed a public offering of 32.89 million units at CDN$2.10 per unit for gross proceeds of CDN$69.1 million including 4.29 million units issuable upon the exercise of the over-allotment option by the syndicate of underwriters.
Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of CDN$3.00 for a period expiring on the later of: (i) August 11, 2009; and (ii) nine months following the Permit date, where the Permit date is the 45th day following the receipt by the Company of the Permit.

The net proceeds received by the Company, after payment of issuance costs of $4.6 million, was $64.1 million.
On April 24, 2007 the Company closed a public offering of 14.4 million common shares (including 1.9 million common shares issuable upon the exercise of an over-allotment option by the underwriters) at CDN$4.25 per share. Net proceeds to the Company were $50.7 million.
The Company fully repaid the $3.6 million outstanding balance of the Standard Bank loan by the end of the second quarter of 2007.
Notes Payable
At December 31, 2008, the Company’s debt consisted of $100 million principal amount, senior unsecured notes with a coupon rate of 9.375%, due December 23, 2011. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company where the acquiror’s debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project. The Company may also redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.
The trustee for the Noteholders has commenced an action that, if successful, could result in Crystallex having to redeem all of the Notes of each Noteholder, who has so requested, at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase. The Company believes this action is without merit and is vigorously defending this action.
Liquidity and Capital Resources
On December 31, 2008, the Company had cash and cash equivalents of $34.5 million with excess cash invested in Canadian treasury bills.
Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at planned full capacity of 20,000 tonnes per day.
If and when the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production at Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company will consider various financing alternatives, including project finance debt and other capital and equity markets opportunities. There can be no assurances that such financing will be available, or if available, on acceptable terms.
Commencing in December 2007 the Company has undertaken a cost reduction program, which has significantly reduced expenditures, although the reductions have been partially offset by litigation costs incurred since the fourth quarter of 2008 and the requirement to pay certain compensation costs in cash instead of stock options. Effective June 25, 2008, the shareholders of the Company did not confirm the stock option plan, with the result that the Company is not permitted to grant additional stock options without shareholders’ approval. Expenditures in Venezuela have been reduced to the minimum required to remain in compliance with the MOC and to continue to pursue the Permit. Cost reduction efforts include reducing personnel in Canada, the United States and Venezuela, closing the Houston office, relocating to a smaller corporate office, ceasing all EPCM and related activities, postponing all drilling programs at Las Cristinas and negotiating reductions in security payments at Las Cristinas by 50% on an annualized basis, which was phased in as 25% in the second quarter of 2008 and 25% in the third quarter of 2008.
Management estimates that the available funds will be sufficient to meet the Company’s obligations and budgeted expenditures at least until December 31, 2009, but may not be sufficient to cover its obligations falling due in January 2010. The anticipated funding shortfall may be met in the future in a number of ways including a future liquidity event. Accordingly, the Company has a number of financing options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:
(a)  sale of equity securities

(b)  further expenditure reductions

(c)  introduction of joint venture partners
(d)	negotiated settlement with its note holders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.
There is, however, no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.
Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at December 31, 2008, are tabled below:

	Less than	1 - 3	4 - 5	More Than
Millions	One Year	Years	Years	5 Years	Total

Notes payable	$—	$100.0	$—	$—	$100.0

Interest on notes payable	9.4	18.8	—	—	28.2

Asset retirement obligations at El Callao	2.3	—	—	—	2.3

Social commitments at Las Cristinas	1.5	—	—	—	1.5

Total contractual obligations	$13.2	$118.8	$—	$—	$132.0

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits. Based on a revised estimate from a 43-101 Technical Report, completed in November 2007, a further $254 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. These projected cost estimates will be updated if and when the Company receives the Permit.
The Company’s $100 million notes mature in 2011. The Company is considering alternatives relating to the settlement of this debt and has engaged a financial advisor to assist in assessing options, and if appropriate to assist in negotiating, structuring and executing a settlement with the bondholders. The Company has agreed to grant to such advisor 3,000,000 warrants to acquire common shares of the Company at C$0.30 per common share with an expiry date of three years from the date of approval of these warrants by the TSX. In addition, the Company has agreed to pay the financial advisor a success fee of C$1 million.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements with special purpose entities.
Related Party and Other Transactions
During the year, the Company entered into the following transactions with related and other parties:
a)	Paid underwriting fees of $2.3 million (2007 — $2.3 million) to Macquarie Capital Markets Ltd. (formerly Orion Securities Inc.) which retains the Chairman of the Company as an employee.

b)	Paid consulting fees of $NIL (2007 — $0.09 million) and office rent of $.01 million (2007 — $NIL) to Kingsway Capital of Canada Inc. (“Kingsway”) which retains the Chairman of the Company as a director. The office rent was paid as a result of the Company downsizing its previous head office by 50% and sharing space with Kingsway under a subleasing arrangement with Kingsway at market rates.
The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.
Fourth Quarter Results
The Company reported net income from continuing operations in the fourth quarter of 2008 of $3.5 million which is principally attributable to the aggregate of corporate general and administrative costs, and interest expense offset by foreign exchange gains.

Administrative expenses were $2.9 million in the fourth quarter of 2008 compared to $3.3 million in the third quarter of 2008. The general reduction reflects the Company’s reduced activity relating to Las Cristinas which has been offset by increased legal costs relating to the various legal actions that have been commenced against the Company. Interest expense was $3.2 million in both the fourth and third quarters of 2008 which reflect interest of 9.375% on the $100 million notes payable, amortization of deferred financing fee and accretion of interest on the debt component of the notes payable.
Foreign exchange gain was $9.5 million in the fourth quarter of 2008 compared to a gain of $4.7 million in the third quarter of 2008. These results include an unrealized foreign exchange gain on translation of future income tax liability of $4.2 million in the fourth quarter of 2008 and a gain of $6.5 million in the third quarter of 2008 due to the weakening of the BsF/USD at the end of each quarter relative to the previous quarter. In addition, the income for the fourth quarter of 2008 includes $6.7 million of foreign exchange gains related mostly to the settlement of BsF denominated expenditures at Las Cristinas using U.S. dollars that have been converted at a more favourable rate than the rate used for recording the expenditures. These gains do not reduce the capitalized costs.
Expenditures at Las Cristinas amounted to $11.1 million in the fourth quarter of 2008 compared to $4.3 million in the third quarter of 2008. These expenditures were principally related to the continued operation of the Las Cristinas camp, storage costs for long lead time equipment stored mainly in the USA and various other countries. The increased expenditure relates primarily to adjustments to income of $3.9 million relating to foreign exchange gains described above with a corresponding increase to the Las Cristinas expenditures and to higher expenditures on the sewage treatment plant and medical clinic.
Cash flow used in operating activities was a deficit of $1.1 million for the fourth quarter of 2008 as compared with a deficit of $10.3 million for the third quarter of 2008. The fourth quarter 2008 cash flow deficit from operations was largely attributable to $2.8 million of corporate general and administrative expenses, and positive cash flows of $2.2 million relating to working capital items.
Critical Accounting Estimates and Uncertainties
The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used include those relating to the recoverability of property, plant and equipment, tax provisions and future income tax balances, costs of asset retirement obligations, and fair value of stock options and warrants.
While management believes these estimates and assumptions are reasonable, actual results could vary significantly. The carrying value of the Company’s principal asset, the Las Cristinas project, could be subject to material adjustment in the event that the Company is not successful in obtaining the Permit and financing necessary for its development.

The critical accounting estimates and uncertainties are as follows:
Going concern
The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on a going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern and satisfy its obligations as they fall due in the normal course of business, which is at least, but is not limited to, having sufficient cash resources to fund twelve months of operations from the balance sheet date.
As at December 31, 2008, the Company has positive working capital of $26,265 including cash and cash equivalents of $34,520. Management estimates that these funds will be sufficient to meet the Company’s obligations and budgeted expenditures at least until December 31, 2009, but not sufficient to cover its obligations falling due in January 2010. This uncertainty raises substantial doubt as to the validity of the going concern basis of accounting. Although the Company has a number of funding options available, there is no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company. Accordingly, the Company’s financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern in the normal course of operations. Such adjustments could be material.
Mineral properties and equipment
The Company evaluates the recoverability of the carrying amount of the Las Cristinas property when events or changes in circumstances indicate that its carrying value may not be recoverable. This evaluation requires the comparison of the undiscounted future net cash flows derived from this asset with its carrying value. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value, which is measured using discounted cash flows.
Management reviews all aspects of the Las Cristinas project for indicators of impairment when preparing financial statements. The Company considered the circumstances of the denial of the Permit by the Director General of the Administrative Office of Permits of MinAmb and the lack of a response to its appeal (the “Appeal”) of this denial to the Minister of MinAmb. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC. The Company has received confirmation from the CVG that the MOC is in full force and effect. Accordingly, the Company has been advised that its legal right under the MOC to develop Las Cristinas is still intact.
The Las Cristinas property has been determined to contain economically recoverable reserves, senior Venezuelan government officials continue to meet with the Company and no final decision has been made to deny its Appeal. Accordingly, no impairment charge was recorded for the year ended December 31, 2008 under Canadian GAAP.
The Company’s ability to develop Las Cristinas and ultimately recover the capitalized costs is dependent on obtaining the necessary permits and financing. Although the Company has been successful in obtaining financings in the past, there can be no assurance that it will be able to do so in the event that the Permit is received.
Asset retirement obligations
Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its discontinued El Callao operations.
Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.
Income taxes
In determining both the current and future components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.
Fair value of notes payable
The fair value of the $100 million notes payable has been calculated using a discounted cash flow methodology. The methodology uses the risk-free interest rate and the Company’s credit spread as inputs. The Company’s credit spread is an unobservable input as there is limited trading of the Company’s debt in the market. Accordingly, the Company has estimated its credit spread by reference to current yields to maturity for debt with similar terms and risks and also by reference to the yield to maturity implicit in the prices obtained from the limited trading of the Company’s debt.
Litigation
Crystallex is defending several legal actions brought against the Company. Crystallex believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.
Changes In Accounting Policies and Future Accounting Pronouncements
      Changes in accounting policies – Sections 1400 and 3031
The CICA issued new accounting standards which are effective for interim and annual consolidated financial statements for the Company beginning on January 1, 2008.
Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended so as to include the criteria for determining the Company’s ability to continue as a going concern and presentation in such event. Handbook Section 3031, “Inventories”, establishes standards for the measurement of inventories, allocations of overhead accounting for write-down and disclosures.
There was no material impact to the Company’s consolidated financial statements on adoption of these new accounting standards.
      Future accounting pronouncements
(i)	The CICA has issued a new accounting standard, Handbook Section 3064 “Goodwill and Intangible Assets”, which is effective for the Company’s interim and annual financial statements commencing January 1, 2009. This standard establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses during the Pre-Operating Period”.

There is expected to be no impact to the Company’s consolidated financial statements on adoption of Section 3064 effective January 1, 2009.

(ii)	The CICA has issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which is effective for the Company’s interim and annual financial statements commencing January 1, 2009. In this EIC, the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The Company has not yet determined the impact of the adoption of this standard on its consolidated financial statements.

(iii)	In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS will be required for the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2011. The Company is currently formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

Financial Instruments
The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of the debt is approximately $30 million (2007 — $82 million), calculated using a discounted cash flow methodology as described earlier.

Outstanding Share Data
A summary of common shares, common share options and common share purchase warrants at March 31, 2009 are tabled below:

Common Shares Issued	294,817,719
Common Share Options	10,417,522
Warrants	28,695,000
Fully Diluted Common Shares	333,930,241
Controls and Procedures
      Disclosure controls and procedures
The Company performed an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission (the “SEC”). Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at December 31, 2008.
      Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the rules of the CSA and the SEC and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
The Company performed an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008, including steps taken by the Company in 2008 to remediate material weaknesses identified as at December 31, 2007 as described below. Based on this evaluation, management has concluded that such internal control over financial reporting was effective as at December 31, 2008. This evaluation was based on the criteria set forth in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
The effectiveness of internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report that accompanies the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2008.
Remediation of weaknesses in internal controls identified in 2007 and changes to internal controls in 2008
As of December 31, 2008, the Company has remediated the material weaknesses identified as at December 31, 2007 as follows:
(a) There are insufficient controls to monitor and prevent the override of established controls at the Company’s subsidiaries with respect to existing policies and procedures, communication of the delegation of authority and the timeliness of financial analysis and reporting, primarily in remote locations.
As a result of the weakness identified by management during 2007, the Company provided training throughout the year at its locations in Venezuela using both in-house and outside advisors emphasizing the importance of internal controls and processes and timeliness of reporting and communication and terminating non-compliant staff as necessary to effect change and adherence to corporate policies. Based on testing through the year ended December 31, 2008, this weakness has been fully remediated.
(b) The Company did not consistently maintain implementation of effective controls over the purchasing function relating to the documentation of the arrangements with certain suppliers at the parent entity level and the authorization and approval of both suppliers and services at remote locations.
As identified by management through testing during 2007, the Company has re-documented its arrangements with certain suppliers and has, as noted in (a) above, provided training throughout the year emphasizing the importance of the controls in the purchasing system. Staffing changes were made as necessary to reinforce compliance and ensure corporate policies were adhered to throughout the organization. Based on testing through December 31, 2008, this weakness has been fully remediated.
(c) The Company did not design and maintain effective controls over the identification and recognition of timing differences in accounting for future income taxes. This resulted in an audit adjustment to the Company’s December 31, 2007 consolidated financial statements and the restatement of the Company’s December 31, 2006 and 2005 consolidated financial statements with respect to mineral properties, future income taxes and operations.
The Company has put in place a process to identify and, on an ongoing basis, monitor and assess the treatment for both accounting and tax purposes of expenses incurred by the Company that may not be immediately deductible for tax purposes. Based on testing through December 31, 2008, this weakness has been fully remediated.
Conclusion
As evidenced by the steps taken to remediate the material weaknesses noted above and the results of testing throughout the year, management has concluded that as of December 31, 2008, the Company maintained effective internal control over financial reporting.
Changes in Internal Control
During the year ended December 31, 2008, there were no significant changes other than those described above in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
U.S. GAAP Results Pertaining to Las Cristinas
Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.
Under U.S. GAAP and practices established by the United States Securities and Exchange Commission (“SEC”) all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. A commercially mineable deposit is defined as one with proven and probable reserves which could be legally extracted or produced based on a final feasibility study. Once a commercially mineable deposit is established all additional costs incurred to bring the mine into production are capitalized as development costs.
As at December 31, 2008 the Company reviewed its policy of continued capitalization of mineral property expenditures as a result of the protracted delay in the receipt of the Permit to develop Las Cristinas. In fiscal 2004 the Company commenced the capitalization of mineral property expenditures upon the completion of a positive feasibility study in May 2004. At that time the Company felt that the receipt of the Permit to legally commence development of the mine was perfunctory. At December 31, 2008, the Company concluded that given the protracted delay in the receipt of the Permit to develop Las Cristinas, the strict legal criterion of having necessary permits to exploit the reserves under SEC Industry Guide 7 would not be met. Accordingly, under U.S. GAAP, the Company wrote down the Las Cristinas mineral property expenditures by $198 million to the carrying value of its acquisition costs and cost of equipment.
Risk Factors
The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2008 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.
Risks Associated with Operating in Developing Countries
The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.
RISKS SPECIFIC TO OPERATIONS IN VENEZUELA
Political and Economic Instability
The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required
Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company’s only project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing. Neither the outcome of Crystallex’s appeal to the Minister of MinAmb nor when or if the Permit will be granted can be ascertained with any certainty.
Exchange Controls
Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 BsF/USD, has since been adjusted twice upwards and presently stands fixed at 2.15 BsF/USD. It is likely that exchange controls will continue and, if they do, they will adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.
Lack of Ownership Rights
Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operating Contract” in the AIF. The Mine Operating Contract is an operating agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operating Contract.
The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operating Contract. Failure to do so could result in the CVG having the right to terminate the Mine Operating Contract. In addition, the CVG is party to an agreement dated May 16, 2002 with the Ministry of Mines (“MIBAM”). As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mine Operating Contract. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company’s rights under the MOC. To date, no assertions of contractual breaches by the Company have been received.

Lack of Copper Rights
In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the Mine Operating Contract, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project. Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade. The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.
Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:
(a)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operating Contract to negotiate the exploitation of the copper with the Company; and
(b)	if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the Mine Operating Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.
If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there is a risk as to whether the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or whether the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.
Proposed Amendments to Mining Laws
The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela. At any time, a number of draft mining laws may be proposed. It is not possible to predict when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted. It is possible that the Government of Venezuela will issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela. Any changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.
Arbitration Proceedings
The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2008 AIF, available electronically at www.sedar.com and www.sec.gov.
On November 28, 2008, Crystallex delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between Crystallex and the Bolivarian Republic of Venezuela (“Venezuela”) under the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). It is Crystallex’s desire to settle the dispute amicably within six months. If the dispute has not been settled amicably within six months, Crystallex has the option of submitting the dispute to international arbitration. The dispute has arisen out of various measures of Venezuela including MinAmb’s decision dated April 14, 2008 to deny the Permit and Venezuela’s subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.
Unauthorized Miners
The Company’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, the success of these strategies is not assured, and there is a risk that the Company’s operations may be adversely affected by the presence of unauthorized miners.
Imataca Forest Reserve
In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.
Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.
GENERAL RISK FACTORS
Current Global Financial Condition
Current financial conditions globally have been subject to increased volatility and numerous financial institutions have either filed for bankruptcy or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations, financial conditions, results of operations and share price could be adversely impacted.
Mineral Properties
Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, the MOC does not transfer any property ownership rights to the Company.
In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. Management understands that this review was completed by the end of 2005; however, management is not aware of any further steps undertaken to change the mining title regime as described above. Any such changes could, if enacted, affect the Company’s interest in Las Cristinas. It is also possible that the Government could issue further decrees or otherwise attempt to modify existing mining rights.
Environmental Regulation and Liability
The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.
In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.
In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.
In accordance with applicable laws, the Company has provided financial assurances by posting a Compliance Guarantee Bond for Las Cristinas to cover the cost of reclamation activities. However, it is possible that the Company may incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.
Additional Funding Requirements
Under the terms of the Mine Operating Contract, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operating Contract. In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing.
The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Company. In this context the Company notes that it has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles.
The fundamentals for gold are expected to remain positive in the current year and despite the financial market turmoil and volatility, equity issues of gold companies have been favourable under the right conditions. Some producers have met resistance in the financing markets as credit is more restrictive and expensive and some equity financings were completed at levels which have resulted in significant dilution.
Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the Permit denial and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms or at all as a consequence of the Government’s conduct. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operating Contract.
Reserve and Resource Estimates
The Company’s reported mineral reserves and resources are estimates only. Notwithstanding the rigor with which such estimates have been prepared, there can be no assurance that they will be recovered at the rates estimated. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Mineral Exploration and Exploitation
Mineral exploration and exploitation involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.
Uninsurable Risks
Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.
Dependence on One Mining Property
Future results for the Company depend largely on the Las Cristinas project, which if the Permit is not granted may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.
Production Risks
The Company prepares estimates of future production for Las Cristinas. Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company’s future profitability, cash flows and financial position.
The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.
Regulations and Permits
The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There is a risk that the Company will be not able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.
Gold Price Volatility
The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1999 to 2008, the gold price fluctuated between an annual average low of U.S.$279 per ounce and an annual average high of U.S.$872 per ounce. In 2008, the price of gold ranged from $1,024 per ounce to $693 per ounce and averaged $872 per ounce for the year.

The market price of the common shares of the Company can be significantly affected by changes in the gold price. In addition, the Company may be required to restate its mineral reserves and resources and write down its investment in Las Cristinas. Any of these developments could negatively affect the Company’s financial position. Accordingly, even if the Company produces gold at Las Cristinas, there is a risk that the gold price will not be high enough to enable the Company to sell the gold produced by it profitably.
Currency Fluctuations
The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollar. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.
Credit and Market Risks
The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable. Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.
The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Dependence on Key Employees
The Company’s business are dependant on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.
Compliance with Sarbanes-Oxley Act of 2002
Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2008. Management’s evaluation of, and report on, the Company’s internal control over financial reporting is detailed under the section entitled Controls and Procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting were effective as at December 31, 2008.
There can be no assurance that the Company’s internal control over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Company’s common shares to decline and could lead to shareholder litigation. In addition, the discovery of additional material weaknesses will likely result in the Company having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management has remediated the material weaknesses discovered in the 2007 fiscal year. The aggregate final costs of addressing such weaknesses were not material.
Common Share Price Volatility
The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:
•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	the current global economic crisis;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

•	gold price volatility; and

•	Outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Potential Dilution
As at March 31, 2009, the Company has outstanding options to purchase 10,417,522 common shares of the Company and warrants to purchase 28,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.
Enforcement by Investors of Civil Liabilities
The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2008 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.
Operating Losses are Expected to Continue in the Near Future
The Company expects that it will continue to incur losses, and possibly incur increased losses, unless and until the Permit is granted and Las Cristinas mine is operating at full capacity. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.
Future Hedging Activities
The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.
No Payment of Cash Dividends in the Near Future
Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.
Litigation
The Company is defending several legal actions. The Company believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions, or possible future actions, could result in a material loss to the Company.